UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C: Annual Report
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:
Torro Ventures CF, LLC

Legal status of issuer:

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Wyoming

      Date of organization
      September 18, 2024

Physical address of issuer:
5965 S. 900 E., Ste. 300, Salt Lake City, UT 84121

Website of issuer:
https://torro.sppx.io/

Address of counsel to the issuer for copies of notices:
VC2 Law
368 Riverside Drive, Suite 3A
St. George, Utah 84790
Attention: Chase L. Larkin, Esq.

Name of intermediary through which the offering will be conducted:
Silicon Prairie Capital Partners, LLC

CIK number of intermediary:
0001640943

SEC file number of intermediary:
008-69625

CRD number, if applicable, of intermediary:
226591

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
$5,000 upfront fee, and 3% cash on the first $5,000,000

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None

Type of security offered:
Promissory Notes

Target offering amount:
 $100,000

Oversubscriptions accepted:
Yes

Oversubscriptions will be allocated:
First come-first served basis

Maximum offering amount (if different from target offering amount):
$5,000,000

Deadline to reach the target offering amount:
January 24, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering Deadline, no Notes will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
0

Current number of independent contractors:
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Notes:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


January 24, 2025

FORM C

Torro Ventures CF, LLC

Promissory Notes


This Form C (including the cover page the "***Form C***") is being furnished by Torro Ventures CF, LLC, a Wyoming limited liability company (the "***Company***," as well as references to "***we***," "***us***," or "***our***") as of January 24, 2025 (the "***Opening Date***"), to prospective investors for the sole purpose of providing certain information about a potential investment in purchase and sale of unsecured promissory notes (the "***Notes***"). Purchasers of Notes are sometimes referred to herein as "***Purchasers***." The Company intends to raise at least $100,000 and up to $5,000,000 from Purchasers in the offering of Notes described in this Form C (this "***Offering***"). The principal amount of each Note must be a minimum of $2,500 per Purchaser (the "***Minimum Investment Amount***," which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

Capitalized terms in this Form C have the meanings set forth herein in bold, italicized font.

The rights and obligations of the holders of Notes are set forth below in the section entitled "*The Offering and the Securities—The Notes*" and more fully in the Notes. In order to purchase Notes, a prospective investor must complete and execute a "***Subscription Agreement***", in the form attached hereto as **Exhibit C**. Purchases or "***Subscriptions***" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Notes at any time and for any reason.

The Offering is being made through Silicon Prairie Capital Partners, LLC (the "***Intermediary***"), who will be entitled to receive a commission based on the total amount raised pursuant to the Offering, based on the following:

INTERMEDIARY COMMISSION SCHEDULE	
Amount Raised	**Commission**
Initial upfront fee	$5,000
Between $0 - $5,000,000	3.00%

The Company's financial statements, which have been audited by an independent accounting firm who has included an audit report with the financial statements, are attached hereto as **Exhibit D**.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds to the Company
Minimum Individual Purchase Amount	$2,500	$75	$2,425
Target Offering Amount	$100,000	$3,000	$97,000
Aggregate Maximum Offering Amount	$5,000,000	$150,000	$4,850,000

(1)   This **excludes** fees to Company's advisors, such as attorneys and accountants and other organization and operational costs of the Company. The Intermediary's fees include an initial upfront fee in the sum of $5,000 and a three percent (3%) commission on the first $5,000,000 of funds raised.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Notes have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Notes offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Notes are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Notes are exempt from registration. The Company filing this Form C for an Offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://torro.sppx.io/ no later than 120 days after the end of each fiscal year covered by the report.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering. The Company:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3) (the "*Company Act*"), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate

under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company is required to file a report electronically with the Securities & Exchange Commission annually and post the report on its website, the next annual report (form C-AR) will become due on or before April 30, 2026.

Once posted, the annual report may be found on the Company's website at: https://torro.sppx.io/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Notes issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Notes only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Notes. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Notes.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Exhibits to This Form C. This Form C includes the following Exhibits, each of which must be delivered in conjunction with this Form C to any potential investor which should be thoroughly reviewed by each person or entity considering the purchase of Notes based upon the significant information set forth in each Exhibit:

- Exhibit A – Promissory Note
- Exhibit B – Loan Agreement
- Exhibit C – Subscription Agreement
- Exhibit D – Purchase Agreement
- Exhibit E – Audited Financial Statements

(Remainder of page left intentionally blank)

Risks. Investment in the Company should be considered a high risk, and all prospective Purchasers should consult with their legal, tax, and financial advisors prior to investing.

Corporate Information. The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company is a Wyoming limited liability company, formed on September 18, 2024.

The Company is located at 5965 S. 900 E., Ste. 300, Salt Lake City, UT 84121

The Company's website is https://torro.sppx.io/

The Business – Generally. The Company was organized for the purpose of earning income from investments by utilizing the proceeds from its offering of Notes to loan funds (each a "**Loan**") subject to a "**Loan Agreement**") to an affiliate of the Company (each a "**Purchasing Affiliate**" or "**Torro**") which will then utilize the proceeds from each Loan to purchase Merchant Receivables (defined below) pursuant to the terms and conditions of a secured merchant agreement for the purchase and sale of Merchant Receivables (the "**Purchase Agreement**"), a form of which is attached hereto as Exhibit D. The Company shall use a portion of its revenues generated from the Loans to repay the Notes.

Torro identifies merchants seeking to sell their Merchant Receivables through various marketing efforts, sales personnel, referrals, and related sources. Torro's underwriting team reviews the merchant's past receivables and makes a determination as to whether such merchant qualifies to participate in the purchase and sale of Merchant Receivables pursuant to the terms of the Purchase Agreement.

Following its receipt of Loan proceeds, Torro will utilize the funds to purchase Merchant Receivables pursuant to the terms and conditions of one or more Purchase Agreements. Torro shall remit payment to the Company pursuant to the Loan Agreement.

Business Objective and General Strategy. The Company's investment objective and business strategy is to acquire revenue from Torro through the Loan Agreements. Torro will utilize the proceeds from the Loans to acquire the Merchant Receivables at favorable factoring rates with the goal of enabling Torro to repay the Loans pursuant to the terms of the Loan Agreements, and then the Company will be able to have revenue that will allow it to provide payments required pursuant to the Notes. The Company will initially seek to provide Loans secured by the purchased Merchant Receivables, generating between ten percent (10%) and twelve percent (12%) interest annually that mature over the course of 12 to 24 month terms; however, these parameters and other key terms of the Loans may be adjusted by the Company.

Management, Ownership, and Compensation. The Company is owned by the Manager, and the Officers and Manager will control the day-to-day operations of the Company. Torro is owned and controlled by Clay Taylor and Cameron Montgomery, who will act as the initial Officers of the Company.

The Manager and the Officers may be entitled to compensation in any form and in any amount determined by the Manager, in its sole discretion.

The Company will retain the services of attorneys, accountants, underwriters, sales agents, and other third-party service providers and professionals (collectively, the "Consultants") and shall be entitled to provide compensation to the Consultants. As provided herein, a portion of the Offering Proceeds will be used to provide compensation or reimbursement to the Company, the Officers, and Consultants for the operational costs of the Company.

The Offering. The Notes are unsecured debt securities affording the Noteholders repayment terms as indicated in each Note. Pursuant to this Offering, the Company is offering for sale up to $5,000,000 in Notes to accredited and unaccredited investors. The principal balance of each Note must be a minimum of $2,500 (the "**Minimum Investment**

Amount") and the loan proceeds shall be due upon acceptance and execution of the Note by the Company and execution by the Noteholder of the Subscription Agreement. Purchasers must invest in increments of $2,500 above the Minimum Investment Amount, unless the Company elects to waive this incremental investment amount, which it may do in its sole and absolute discretion. This Offering begins on the Opening Date and terminates on the Closing Date. Interest on the Notes will begin to accrue on the date the Company receives the proceeds from the Note – not on the date the investor purchases a Note. Interest rates of the Notes will be based on the total investment amount of the Noteholder, as set forth in the table below:

Investment Amount	Interest Rate (per annum)
Between $2,500 and $200,000	8%
More than $200,000	10%

It is the desire of the Company to have at least $100,000 in Notes funded in order to proceed with this Offering (the "*Target Offering Amount*"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline and the Offering Deadline is not extended, no Notes will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Target Offering Amount	$100,000
Maximum Offering Amount	$5,000,000
Minimum Investment Amount per Purchaser	$2,500
Investment Increment	$2,500
Offering Deadline	January 24, 2026

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Overview. The Company's business plans entail substantial risks and there can be no assurance that its investment objectives or return on investment goals will be achieved. Due to the nature of the Company's business strategy, the Company's business portfolio will be concentrated primarily in a single source of assets, Loans for the purchase of "Merchant Receivables". Thus, the Company and Purchaser will have limited diversification. Merchant Receivables are collected as the debtors of the applicable merchants remit payment in connection with such Merchant Receivables. In the event the merchant or any number of the debtors experience financial hardship and are unable to meet their obligations as they become due, the value of the Merchant Receivables may significantly decrease and/or the cost to collect on the Merchant Receivables may substantially increase – both of which would have an adverse impact on and

the Notes. Because the Purchasing Affiliate intends to purchase Merchant Receivables from merchants in varying industries, and with different levels of liquidity, financial security, and risk of insolvency, it may, but shall not be required to, conduct varying levels of due diligence to determine the value of such Merchant Receivables, the nature and extent of existing liens on or claims to the Merchant Receivables, and the likelihood of collection in full. Therefore, there exists the possibility that, notwithstanding the face value of Merchant Receivables, such receivables will be worthless.

Furthermore, the Purchasing Affiliate will be subject to the risks involved with purchasing commercial paper. For example, changes in local, state, or federal law impacting creditor rights, collections generally, competing claims in priority to limited collateral, including claims of purchase money creditors, bankruptcy and insolvency of merchants and guarantors, casualty events, and increases in taxes, could all have an adverse impact on the value of personal property such as commercial paper and consequently the Merchant Receivables.

Purchasing the Notes is speculative and involves high risk. The Notes should be considered a speculative investment that involve a ***high degree of risk***. Therefore, Purchasers should thoroughly consider all of the risk factors discussed herein and any identified by their legal counsel upon review of this Risk Disclosure Statement. Purchaser should understand that there is a substantial possibility that it will lose its entire investment. Purchaser should not invest in the Company if it is in any way dependent upon the funds it may be using to purchase securities.

Competition. The Purchasing Affiliate will compete, directly and indirectly, with nationwide and/or international financing institutions, including banks, credit unions, non-traditional lenders, and other organizations of all types, sizes, and investment appetites, in seeking to purchase and collect on Merchant Receivables – some of whom have a vested interest in the underlying Merchant Receivables or accompanying merchant assets and who may be seeking to reduce losses rather than turn a profit. Such competitors may have access to more current and/or accurate information related to the merchant and its financial stability and the strength of its receivables, the ability to hedge more effectively than the Purchasing Affiliate, incentives, or abilities to offer more attractive alternatives for financing as opposed to the sale of Merchant Receivables and have substantially greater human and financial resources than the Purchasing Affiliate or the Company. There is no guarantee that the Company will be successful in pursuing payment in full related to the Loans used to purchase the Merchant Receivables, and if the Purchasing Affiliate is unsuccessful in its pursuit of payment related to the same, then Purchaser may lose its entire investment under the Notes.

Limited Collateral. The Company will rely significantly on the experience of Purchasing Affiliates directly purchasing Merchant Receivables, including its marketing, underwriting, and management expertise, to make calculated decisions related to specific purchases of Merchant Receivables. Such reliance presents risks to Purchasers in that the Purchasing Affiliates have limited processes and resources for identifying and successfully managing Merchant Receivables, the Loans are only secured by the accounts receivable acquired with the proceeds of the Loan pursuant to the applicable Loan Agreements, and the Notes are not secured. As a result, if the Merchant Receivables associated with a Loan have little or no value, then the Company will likely experience a loss related to the Loan and it will have no ability to make payments pursuant to the Notes. For the avoidance of doubt, the Notes will be unsecured, and Purchasers should not anticipate that collateral securing the Loans, or the existence of the Loan Agreements will provide any security whatsoever related to the Notes.

Development and Risks of Investment Strategies and Business Plans. The development of business plans and strategies is a continuous process and the methods used by the Company and any Purchasing Affiliate will therefore be modified from time to time. Such methods and strategies are confidential and the descriptions of them in this Risk Disclosure Statement are not exhaustive. Investment decisions require the exercise of judgment by the Company but will rely heavily on information provided by the Purchasing Affiliate, which will be provided without any warranty whatsoever. The Company may, at times, decide not to take certain actions, thereby foregoing participation in opportunities which would have yielded profits or avoided losses. Purchaser cannot be assured that the strategies or methods utilized by the Company, the Purchasing Affiliates, and/or the Managers will result in profitable or otherwise successful actions. The business strategy presently contemplated is a complex process that is intended to be carried out through the Purchasing Affiliate, over many unique industries, differing legal jurisdictions, non-stagnant marketplaces, and differently situated merchants, which may prove very difficult to accomplish. Strategies and successes in certain markets or jurisdictions may or may not be effectively implemented in other markets or jurisdictions, and may demand constant development, adaptation, and improvement on the Purchasing Affiliate's business plans, which may or may not be feasible and would dramatically, and negatively, impact the Company.

Marketing and Purchase Agreement Negotiations. The success of the Company depends in large measure on the Purchasing Affiliates successfully identifying merchants seeking to sell their accounts receivable for factoring rates that are favorable to the Purchasing Affiliate, which would allow the Purchasing Affiliate to repay the Loans, which would enable the Company to make payments pursuant to the Notes. Increasing competition to purchase Merchant Receivables or the increasingly competitive provision of traditional or hard-money financing as alternatives to such transactions may reduce the Purchasing Affiliate's profit margins and the Purchasing Affiliate's ability to negotiate as favorable factoring rates with any particular merchant. The factoring space has in recent years become increasingly saturated with new and innovative market participants and where merchants previously had few factoring options or potential purchasers of their receivables, there are now more ready and willing buyers and better access to information and underwriting strategies to increase the potential for collection on receivables purchased. Such additional competition for merchants and increasing availability to quality information regarding the financial health of merchants invariably decreases factoring rates and decreases the opportunities to purchase accounts receivable from the most financially secure merchants. In the event a Purchasing Affiliate is unsuccessful in its business endeavors, then the Company will likely be unable to repay the Notes.

Errors and Omissions. The Purchasing Affiliate intends on engaging in commercially reasonable due diligence and underwriting related to its purchase and collection of Merchant Receivables. However, errors and omissions related to the determination of a fair market value, the financial condition of the underlying merchants, looming bankruptcy or insolvency of merchants, jurisdiction specific procedures related to collections and creditors rights, foreclosure on security interests in receivables, laws governing creditor claims generally, the position of additional lienholders, and related matters are all possible and, given the extent of purchases planned by a Purchasing Affiliate, even likely to occur. The losses that may be sustained by any one or more of the foregoing or related errors or omissions could have a substantially adverse impact on the Purchasing Affiliate, the Loans, and therefore the Company, and could severely diminish the value and viability of the Notes.

Bankruptcy and Insolvency of Merchants. The Purchasing Affiliate expects to be paid by merchants through the collection of receivables that are already anticipated by such merchants, and then to pay the Company pursuant to the corresponding Loan. However, if a merchant or any of its debtors (e.g., those who are the subjects of the Merchant Receivables) declares bankruptcy or becomes insolvent, the merchant's receivables may dry up or a debtor may not be able to pay on the receivables anticipated by the merchant, the Purchasing Affiliate and the Company. The Purchasing Affiliate and/or the Company could be included as a secured (or potentially unsecured) creditor in bankruptcy proceedings or have essentially no recourse against one or more merchants whose receivables have not been and are not anticipated to be collected on or related to the associated debtors.

Changes to Laws Impacting Factoring and the Purchase of Receivables Generally. Each state, and often local jurisdiction, has its own set of laws impacting the purchase of Merchant Receivables and factoring, creditor claims, securing obligations with collateral, foreclosing on liens for personal property, and business licensing and operations. While the Purchasing Affiliate's and the Company's anticipated activities are not subject to particularly onerous regulatory compliance, unscrupulous purchasers of receivables are garnering increasing and increasingly negative attention from regulators and special interest groups. There can be no guarantee that the Purchasing Affiliate's or the Company's activities will remain largely unregulated, and any heightened regulation would both increase the costs of the Company and decrease the size of the merchant pool from which the seeks to purchase Merchant Receivables. The Purchasing Affiliate will be constantly searching for market opportunities and will unavoidably enter into new markets - thereby crossing lines into jurisdictions in which it may have limited or no experience. Furthermore, the laws in each such jurisdiction are not fixed and may be subject to regular revisions by local and state legislative bodies and/or may not be consistently enforced by executive bodies or honored by third-party individuals and institutions. The volume of unique laws, potential changes to all of the foregoing, and the difficulty in enforcing such laws will require the Company and its Purchasing Affiliate to conduct meaningful due diligence and to implement wise and flexible plans and operations. Nevertheless, it is not possible for the Purchasing Affiliate or the Company to become fully versed and stay completely up to date on the laws impacting its activities in every state, county, and city throughout the United States and it may therefore miss deadlines or inadvertently violate certain rules and regulations. Such missed deadlines or violations of rules or regulations may result in adverse action taken against the Purchasing Affiliate and/or the Company or squandered opportunities and such could result in limited or non-payment with respect to Merchant Receivables and therefore cause Purchaser to lose all or a portion of its investment.

Usury Claims. The purchase of Merchant Receivables is not intended to be construed as a loan to the associated merchant; however, it is likely that any merchant attempting to avoid the Purchasing Affiliate's rights related to Merchant Receivables will attempt to construe the transaction as a "loan" in order to obtain defenses against the Purchasing Affiliate, including claiming that such "loan" was usurious and unlawful. In the event that a court or regulatory body determines that a purchase of Merchant Receivables was a loan and that the Purchasing Affiliate received interest and other charges under its purchase agreement in excess of the highest rate allowed pursuant to applicable law, then the contract may become void or the provisions of such contract may be deemed amended to provide for the highest permissible rate. Additionally, in some jurisdictions engaging in a usurious transaction could be considered a crime and Company could face criminal charges associated with the same.

Forecast or prediction regarding the outcome of Company activities. The Company is dependent upon proceeds from the Notes to fund its proposed business operations. There is limited information at this time upon which to base an assumption that the Company's plans will materialize or prove successful. There can be no assurance that the Company's planned endeavors will result in any operational revenues or profits in the future. This makes prediction of the Company's future operating results difficult, if not impossible. Because of these reasons, Purchasers should be aware that their entire investment is at risk.

The Notes have not been registered with the SEC under the Securities Act, nor registered under the securities laws of any state or jurisdiction. The Company does not presently intend to register the Notes; therefore, Purchasers will not enjoy any benefits that may have been derived from registration. Any Notes purchased will be restricted and therefore cannot be resold unless they are also registered or unless an exemption from registration is available. Therefore, Purchasers should be prepared to hold the Notes at least the entire term of the Note.

The transfer of Notes will be subject to strict limitations. Moreover, it is not anticipated that any public market for the Notes will develop. The transfer of Notes may result in adverse tax and/or securities law consequences for the transferor. Consequently, holders of Notes may not be able to liquidate their investments in the event of emergency or for any other reason, and the Notes may not be readily accepted as collateral for a loan. The purchase of Notes, therefore, should be considered only as a long-term investment.

The Company has generated no revenues, has incurred only expenses, and may not become profitable in the future. Since organization, the Company has generated no operational revenues and has incurred only expenses, principally from costs relating to research and development, legal expenses, salaries, and consulting fees, that if not offset by revenues, will become losses. The Company may continue to incur net operating losses for the foreseeable future. The Company's business model and strategies may not be successful and there is no assurance that the Company will ever become profitable in any future period.

The Company may be held liable for the actions and errors of its management. Under most conditions, the Manager and Officers may not be held liable for errors in judgment or other acts or omissions made by them as representatives of the Company because of provisions in its Operating Agreement holding them harmless and providing them with indemnification against liabilities or losses that arise from such acts or omissions. To the extent that such indemnification provisions are invoked, the Company's assets could be reduced, and its business could be impaired.

Characterization as an Investment Company under the Company Act. While the Company does not intend to be or become an "investment company", whether exempt or otherwise, under the Investment Company Act (the "***Company Act***"), the transactions contemplated herein may trigger administrative action asserting that the Company is an investment company, subject to all the restrictions and reporting obligations under the Company Act, and disqualification to participate in this offering as an issuer. If such an action were initiated by any governmental authority, the Company would be required to expend considerable resources defending such action and if it were ultimately found to be an investment company, it would need to expend additional funds to qualify for an exemption for registration or complete the investment company registration process. The Managers may determine that the costs and fees related to registration as an investment company are prohibitive and elect to discontinue business operations rather than registering the Company under the Company Act.

Involvement of the Managers in other business activities. The Managers have a broad and varied range of investment and business interests and are likely to acquire additional interests in other companies or perform services for business ventures beyond the Company. The Managers may not be able to control whether any such business venture competes

with the Company. Consequently, the continued involvement of the Managers or officers of the Company in other investment and business activities could result in competition to the Company as well as management decisions that might not reflect the interests of the Company or Purchaser.

Industry risks in General. If the Loans do not perform and generate income, Purchasers may not be able to realize their anticipated profits. Several factors may adversely affect the economic performance and value of the Loans. These factors include, but are not limited to, decrease in value of the underlying collateral, lack of resources, merchant/customer/partner/affiliate non-performance, increase in competition, lengthy legal proceedings, adverse legal judgments, changes in the international, national, regional and local economic climate, local conditions that may cause property owners to default on payments, which may devalue the Loans to the extent that exit strategies and liquidation of assets become unavailable. In addition, the expenses associated with managing Merchant Receivables generally are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from such investments. In addition, interest rate levels, the availability of financing, changes in laws and governmental regulations and the possibility of bankruptcies of merchants, vendors, merchant's' debtors, partners, and others, may adversely affect the Company's financial condition and results of operations.

Illiquidity. The Merchant Receivables are intended to be short-term debts and fairly liquid; however, any number of events could occur that could cause Merchant Receivables to become illiquid. As described herein, events could occur related to a merchant or a merchant's debtor, or to the Purchasing Affiliate (e.g., bankruptcy, receiverships, lawsuits, etc.), that could cause Merchant Receivables to lose liquidity and thereby cause payments pursuant to the Notes to cease. The foregoing, among other factors or events that would impede the Purchasing Affiliate's or the Company's, ability to respond to adverse changes in the performance of the Loans, could have an adverse effect on the Company's financial condition and results of operations.

Uninsured Losses. The Company may elect not to obtain any form of insurance with respect to some or all of its assets. Therefore, if a loss were to occur in connection with a Loan, such losses may not be insured and the Company could lose all, or a portion, of the Purchaser's invested funds. Such a loss could require the Company to obtain additional funds to meet Company expenses, further reducing any potential revenue from the Loans.

Natural disasters or impacts of a pandemic, such as the outbreak of the COVID-19 virus, may negatively impact the Company's financial results. The outbreak and widespread infection of the COVID-19 virus, which has been declared by the World Health Organization to be a "public health emergency of international concern," has spread across the globe and is impacting worldwide economic activity. A public health epidemic, including COVID-19, poses the risk that the Company and its employees, subcontractors, suppliers, and other affiliates may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The Company may experience impacts from quarantines, market downturns and changes in consumer behavior related to pandemic fears and impacts on our workforce if the virus becomes widespread in any of its markets. If the COVID-19 pandemic becomes more pronounced in the Company's target markets, or if a more significant natural disaster or pandemic were to occur in the future, our operations in areas impacted by such events could experience an adverse financial impact due to market changes. The extent to which the COVID-19 outbreak impacts the Company's results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

All industries are subject to legal claims that can be with or without merit. Defense and settlement costs can be substantial, even for claims that have no merit. The litigation process is inherently uncertain, so there can be no assurance that the resolution of a legal proceeding will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN.

This Form C includes forward-looking statements: This Form C may include many forward-looking statements and financial projections. These forward-looking statements and financial projections are subject to risks, uncertainties and assumptions, including, among other things:

(a) The cost of materials and due diligence required to analyze potential investment purchases;

(b) The actions of the Company's competitors;

(c) Fluctuating interest rates and asset values;

(d) Fluctuating living habits by consumers;

(e) Local, regional, national and/or international economic downturn;

(f) The Company's creditworthiness;

(g) Environmental and regulatory concerns;

(h) The availability of certain federal, state, and local tax benefits and incentives; and

(i) Economic and demographic trends affecting the Company.

Although the Company may supplement this Form C from time to time with new information with respect to the Company's progress, it is not obligated to do so under all circumstances. The Company may elect not to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, if not required by applicable law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form C might not occur.

The Company has a complete lack of operating history: While the Manager and Officers have extensive experience and a history acquiring Merchant Receivables, the Company is a newly formed entity and lacks an operating history. As a result, it is subject to all the risks and uncertainties which are characteristic of a new business enterprise, including organizing operations and procedures, establishing revenue streams and negotiating new deals, engaging and training new personnel, coordinating with vendors and suppliers, and working with a brokers of investment opportunities. The likelihood of the Company's success must be considered in light of these potential problems, expenses, complications, and delays.

The Company has a thin initial capitalization: The Company has been thinly capitalized. To become further capitalized, it will rely solely upon the proceeds of this Offering. Because of this manner of capitalization, the Company may not have sufficient assets to pay the Purchasers a return on their respective purchase of Note. If the Company fails to realize its objectives, the Purchasers are likely to lose all of their investment in the Note.

The Company may not be able to successfully implement its business model. The Company is in the process of implementing its business model. It is still in the early stages of developing its business strategy, revenue generation and implementation practices, target asset identification and acquisition, technological capabilities, business relationships and marketing focus. The Company faces a number of challenges, including a lack of meaningful historical financial data upon which to plan future budgets, competition from a wide range of sources, the need to develop business relationships and opportunities, and other risks. The Company may not be able to successfully implement its business model.

The Company may require additional funding, which may not be available on favorable terms, or at all. The Company plans to continue to expend substantial capital in connection with the research and development of its investment strategy. If the Company fails to obtain the funding necessary to fund such research and development and to satisfy its working capital needs with the proceeds of this Offering, the Company may have to delay Loaning funds for the purchase of Merchant Receivables and the Company may miss critical and non-recurring market opportunities. The Company anticipates that its existing capital resources, together with the net proceeds of this Offering, will be sufficient to enable it to pursue loaning funds for the purchase of Merchant Receivables. However, its current operating

plan could change as a result of many known and unknown factors and the Company may require additional funding. In addition, the Company may choose to raise additional capital due to favorable market conditions or strategic considerations even if the Company has sufficient funds for its current operating plan. To the extent available capital resources are insufficient to meet future capital requirements, the Company will have to seek additional funds to continue with its expansion plan. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funds are not available, the Company may be required to curtail operations significantly or even altogether. The Company's inability to raise capital on favorable terms could have a material adverse effect on its business, financial condition and results of operations.

The Company's failure to expand its management systems and controls to support anticipated growth and to hire qualified personnel could seriously harm the Company's business. The Company's inability to manage its growth effectively could affect its ability to pursue business opportunities and expand the Company's business. As the Company begins to pursue loan funds for the purchase of Merchant Receivables, the Company will need to hire a significant number of additional employees. This growth may place strain on its management and operations. The Company's ability to manage growth will depend on the ability of the Managers and key employees to implement and improve its operational, management information, sales and marketing and financial control systems and to expand, train and manage its workforce. The Company believes that competition for qualified technical, sales, marketing and managerial personnel will be intense. The Company's ability to implement its business plan could be adversely affected if the Company is unable to hire and retain qualified personnel as needed.

Debt Servicing: If the Company is required to obtain debt financing in addition to the proceeds made available pursuant to this Offering in order to assist with financing to make loans for the purchase of Merchant Receivables, it will be required to make regular payments to a lender and comply with such lender's debt servicing requirements, such as service ratios and other restrictions. If the Company does not have sufficient cash flow to cover the debt service requirements of the lender, the lender may elect to foreclose on the Company's assets and will be entitled to recoup all of its administrative costs associated with the foreclosure process together with its outstanding loan amount, fees, interest, and related costs prior to paying the Company for its equity in such assets, if any. If this scenario were to arise, potential investors would likely lose a substantial portion, if not all, of their investments in the Company.

Laws and regulations: The Company's intended activities with respect Loans for purchasing Merchant Receivables is subject to extensive federal, state and local laws. These laws and regulations are subject to change, which may restrict the Company's ability to acquire, hold, resell, manage, pursue claims and remedies in connection to the Loans and Merchant Receivables. The Company intends to draw on the expertise of the Managers advisors, employees and/or third-party contractors and operators to ensure compliance with current laws.

Company capitalization: In granting Loans for the purchase of Merchant Receivables, the Company will utilize substantial capital. The Company anticipates that it will maintain working capital reserves, but the Company is not required to maintain any minimum level of working capital reserves. To the extent that expenses increase or unanticipated expenses arise and accumulated reserves are insufficient to meet such expenses, the Company would be required to cease to scale back its business operations until it could obtain additional funds, which would reduce its profitability and the availability of Net Income for distribution to the Members.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Notes and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE NOTES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Overview. The Company was organized for the purpose of earning income from Loans. The Company intends to utilize substantially all of its capital to provide and manage Loans.

Accounts Receivable Factoring - Generally. Accounts receivable factoring, also known as "factoring", is a transaction in which a business sells its accounts receivable to a financing company (Torro) that specializes in buying receivables (a "factor") at a discount. The business or merchant receives cash immediately and the financing company collects on the accounts receivables it purchased, the value of which is in excess of the purchase price paid to the business. Businesses generally choose factoring to enable them to receive cash quickly rather than waiting for the duration of the credit terms with their customers. Factoring can allow a business to quickly build up their cash flow and pay outstanding obligations. In other words, factoring can help businesses to free up capital that is tied up in accounts receivable and also transfers the default risk associated with the outstanding receivables to the purchaser. A portion of Torro's business involves factoring and it purchases receivables utilizing contracts that are substantially similar to the Purchase Agreement. Each potential investor should request that its legal counsel advise it on the nuances of factoring and the risks associated with such transactions.

Loans to Torro. The Company shall utilize one or more Loan Agreements to provide Loans to Torro, which Loans will allow Torro to enter into Purchase Agreements. The Loans will be secured by the Merchant Receivables purchased pursuant to the applicable Purchase Agreement, and Torro will be required to repay the Loan to the Company pursuant to the terms and conditions, including the term of the Loan and interest rates, of each Loan Agreement. Each potential investor should request that its legal counsel review the Loan Agreement and the Purchase Agreement templates and advise it about the terms of each such contract.

Institutional Financing. In some circumstances, the Company may elect to seek and obtain financing from institutional lenders related to providing Loans.

Intellectual Property. The Company does not yet have any formally registered trademarks or copyrights.

Governmental/Regulatory Approval and Compliance. The Company's intended activities with respect Loans are subject to extensive federal, state and local laws. These laws and regulations are subject to change, which may restrict the Company's ability to engage in its intended business activities. The Company intends to draw on the experience of Consultants to ensure compliance with current laws.

Litigation. The Company is not subject to any current or pending litigation.

Employees; Independent Contractor. The Company has no full-time or part-time employees. The Company has one (1) independent contractor that will serve as the relationship manager and each investor's primary point of contact with the Company.

Bankruptcy Proceedings. The Company has not been party to any bankruptcy, receivership or similar proceedings.

Merger; Significant Asset Sales. The Company has not been through any reclassification, merger, or consolidation and has not purchased or sold a significant amount of assets outside the ordinary course of its business.

Exempt Offerings. The Company has not engaged in any exempt offerings during the three (3) years preceding this Offering.

MANAGERS, OFFICERS AND EMPLOYEES

Manager

The Manager of the Company is Torro Holdings, LLC.

Officers

The Officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

All positions and offices held with the Company and date such position(s) was held with start and ending dates:

Cameron Montgomery – Chief Executive Officer, September 2024 - present

Clay Taylor - President, September 2024 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates:

Cameron Montgomery

Mr. Montgomery has spent many of his early years working for family businesses, primarily for an automotive repair shop in Southern Utah. Mr. Montgomery's primary experience has been in the marketing and sales industry, where he has gained experience building and developing marketing and sales teams for existing companies and founding his own marketing and sales-based companies. Mr. Montgomery also founded a processing and merchant servicing company. His is a founder and current Chief Executive Officer of Torro. For the past five (5) years, Mr. Montgomery has served as the Chief Executive Officer of Torro.

Mr. Montgomery's experience and responsibilities with Torro have included making major corporate decisions, managing the overall operations and resources of Torro, and developing Torro's short- and long-term strategies. Mr. Montgomery has been a key force in creating and implementing Torro's vision and mission along with developing positions, departments along with proper policies and procedures.

Mr. Montgomery's responsibilities to the Company will be substantially similar to his responsibilities with Torro.

Clay Taylor

Mr. Taylor spent his early childhood years as an actor and semi-professional athlete in the film and sports industries. As a lifelong entrepreneur, he has founded and managed companies from sports branding, sales and marketing, health and wellness, medical spas, youth outreach, and entertainment. He is a founder and current President of Torro. For the past five (5) years, Mr. Taylor has served as the President of Torro.

Mr. Taylor's experience and responsibilities with Torro have included management of day-to-day operations, compliance monitoring, growth management, and working with Torro's team members to achieve financial and performance goals. Mr. Taylor provides a pivotal role in developing, implementing, monitoring and assessing the organization's programs and the impact on Torro's overall risk. Along with increasing and assessing sound and compliant lending partner relationships and financial management practices, Mr. Taylor develops, manages and maintains beneficial relationships with strategic partners, investors and participants.

Mr. Taylor's responsibilities to the Company will be substantially similar to his responsibilities with Torro.

Compensation of Manager/Officers. The Manager and Officers shall not be entitled to salaries or bonuses for their services but as the ultimate beneficial owners of the Purchasing Affiliates, the Managers will benefit from the Notes and the Loans. To the extent that the Merchant Receivables generate a return greater than the interest rate to be paid

by the Company under the Notes, the Managers shall be entitled to retain one hundred percent (100%) of this excess return.

Employees. The Company does not expect to have employees as of the Opening Date.

Independent Contractors. The Company has engaged Peter Kloepher to provide services for the benefit of the Company as an independent contractor. Mr. Kloepher will serve as a "relationship manager" and will work with prospective investors and the Company to ensure proper execution of all subscription documentation, track payments due and accruing under the Notes, and otherwise manage the relationships between Noteholders and the Company.

CAPITALIZATION AND OWNERSHIP; PRINCIPAL SECURITY HOLDERS

Capitalization. The Company has authorized and/or issued the following outstanding classes of securities (WHICH ARE NOT BEING OFFERED BY THE COMPANY IN THE OFFERING):

Type of security	Membership Units
Units Authorized	1,000
Units Outstanding	1,000
Preferential Dividends	No
Voting Rights	Yes
Percentage ownership of the Company by the Manager (pre and post Offering)	100.00%

Indebtedness. The Company has no indebtedness.

Ownership. The Company has one owner, namely Torro Holdings, LLC, which owns 1,000 Units, representing, prior to and following the Offering, one hundred percent (100%) of the Company's ownership.

Impact of Securities on Prospective Investors. The Company's securities, including the issuance of additional Membership Units and/or the authorization and issuance of additional classes of securities in the Company, will not impact the rights of investors holding Notes.

FINANCIAL INFORMATION

Please see the financial statements that have been audited by Hafen Buckner CPAs, an independent accounting firm, which are attached hereto as Exhibit E.

Operations. We are a pre-revenue company, and our primary expenses consist of the following: legal and accounting fees, research costs, and other costs related to capital raising. We do not anticipate generating revenue until later in the calendar year of 2025.

Liquidity and Capital Resources. The Company will continue to use the Offering proceeds to loan funds for the purchase of Merchant Receivables. The Company is currently targeting opportunities to loan funds to Purchasing Affiliates to purchase such Merchant Receivables. The main goal of the Company is to create a self-sustaining and stable business model commercializing Loans for the purchase of Merchant Receivables and creating the highest return on investment possible. The Company does not have any additional sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations. The Company does not intend to make any material capital expenditures in the future other than the granting of Loans. The Company has incurred obligations to various service providers for legal, accounting, marketing and other services. These obligations have been or will be paid out from current Company capital.

Estimated Use of Proceeds. The Company intends to use the proceeds from this offering to grant Loans to Purchasing Affiliates, compensating Consultants and the Intermediary, and providing reimbursement for costs related to organizational and operational expenses of the Company.

The Company reserves the right to materially modify this proposed estimate at any time in light of changing facts and circumstances or market conditions in its sole and absolute discretion.

At this stage, it is impossible to predict exact allocation of costs or amounts of capital that will be expended in the pursuit of the Company's objectives and business strategies. Also, since the Company is in the early stages of its plan, it is not possible at this time to forecast with absolute certainty the amount that will be allocated to any particular Loan to a Purchasing Affiliate to finance the acquisition of Merchant Receivables.

THE OFFERING AND THE SECURITIES – THE NOTES

The Offering. The Company is offering Notes to accredited and unaccredited investors to finance the acquisition and management of Merchant Receivables. The Company is attempting to raise a target amount of $100,000 in this Offering (the "***Target Amount***"). The Company must receive commitments from Purchasers in an amount totaling the Target Amount by January 24, 2026 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Notes will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential Purchasers without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $5,000,000.00 (the "***Maximum Amount***").

The purchase price of each Note will be equal to the face value of such Note and does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Notes.

Term; Interest Rates. The term of the Notes will be eighteen (18) months from the date the Company receives the proceeds from the Note. The Company will pay interest on the Notes and remit quarterly, interest-only payments to Noteholders pursuant to the terms of the Note. Interest on the Notes will begin to accrue on the date the Company receives the proceeds from the Note – not on the date the investor purchases a Note. Interest rates of the Notes will be based on the total investment amount of the Noteholder, as set forth in the table below:

Investment Amount	Interest Rate (per annum)
Between $2,500 and $200,000	8%
More than $200,000	10%

Investment Procedure. In order to purchase a Note, you must make a commitment to purchase by completing the Subscription Agreement and delivering funds pursuant to the procedures outlined by the Intermediary. Purchaser funds will be held in escrow with Luminate Bank until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to the Offering Deadline, using the cancellation mechanism provided by the Intermediary. The Company, through the Intermediary, will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and provide notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will

receive the Notes in exchange for its investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing in accordance with the same procedures set forth above and the Purchaser will receive Notes via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

While investments are being held in escrow with Luminate Bank, no interest will be accruing for the benefit of Purchasers. Interest on the Notes will not begin to accrue until the Company receives funds from escrow.

Investment Limitations. The aggregate amount of securities sold to any prospective non-accredited Purchaser in this Offering shall not exceed: (i) the greater of $2,500 or five percent (5%) of the lesser of the Purchaser's annual income or net worth if either the investor's annual income or net worth is less than $124,000; or (ii) ten percent (10%) of the lesser of the Purchaser's annual income or net worth, not to exceed an amount sold of $124,000, if both the Purchaser's annual income and net worth are equal to or more than $124,000.

Offering Price and Minimum Investment. The purchase price per Note is the principal amount of the underlying Note. The minimum principal amount of a Note that Purchaser may purchase in the Offering is $2,500. Investment increments above the Minimum Purchase Amount of $2,500 must be in the amounts of $2,500.

The Offering is being made through Silicon Prairie Capital Partners, LLC (the "***Intermediary***"). The Intermediary will be entitled to receive a commission based on the total amount raised pursuant to the Offering, based on the following:

INTERMEDIARY COMMISSION SCHEDULE	
Amount Raised	**Commission Percentage**
Between $0 and $5,000,000	3.00%

Transfer Agent and Registrar. The Company will act as transfer agent and registrar for the Notes. The Notes cannot be transferred without prior written approval of the Company.

Authorized Capitalization. The Manager is and shall be the sole equity interest holder in the Company. The Company is not offering equity in connection with the Offering and does not anticipate offering equity interests to prospective investors or partners at any time in the future. Investors who purchase notes shall not be entitled to any equity interests in the Company, the Notes are not convertible into equity, and the Notes provide prospective investors with no dividends, distribution, voting rights, preemptive rights, preferential rights, or anti-dilution rights with respect to the Company. The Notes are not transferable and there is no market to exchange, trade, or otherwise liquidate the Notes, nor is it anticipated that any such market will materialize in the future.

Noteholders shall not be required to execute a counterpart to the Company's Operating Agreement or any other documentation other than those comprising a portion of the Exhibits hereto.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Transactions with Related Persons. The Company intends to engage in transactions with Purchasing Affiliates, all of whom are under common control with the Company and who share ultimate beneficial ownership.

Conflicts of Interest – Generally. The structure and proposed method of operation of the Company create certain inherent conflicts of interest between the Company and the Manager, the Officers, and Noteholders. Certain restrictions have been provided in this Form C, the Loan Agreements, and the Notes that are designed to protect the interests of the Noteholders in this regard. Notwithstanding these efforts, the Company will nevertheless be subject to various conflicts of interest arising out of its relationships with the Manager, the Officers, and Torro.

Furthermore, it is expected that the Company will employ or retain the same Consultants as may be employed by the Officers and Torro. In some cases, such Consultants may be representing the Company, the Officers and Torro at the same time, which could result in conflicts of interest and lack of independent review.

Also, since Torro is the actual purchaser of the Merchant Receivables and a party to the Purchase Agreements, and Torro is owned and controlled by the Officers who are appointed as of the date hereof, and the Notes being unsecured, the ability of a Noteholder to exercise any degree of control related to the collateral associated with a Loan will be nonexistent. Furthermore, it is contemplated and expected that Torro, the Manager, the Officers, and the Consultants will engage in other business activities, investments, or ventures and will only be devoting such time as may be necessary to conduct the business of the Company. Such persons may have conflicts of interest in allocating time, services and functions among the Company and other present and future ventures with which they may be affiliated.

The Manager's and the Officers' accountability to the Company as a fiduciary is restricted by the Operating Agreement, and they are not fiduciaries of the Noteholders in any way. Consequently, potential investors should be aware of the potential for conflicts of interest. Torro and the Officers will likely manage other funds or entities in the future, which funds or entities may directly compete with the Company for investors and investment opportunities. Additionally, Torro and/or the Officers, if managing another fund, may seek to engage any funds under management in syndicated investment opportunities with other funds. Such a syndicate would place the Company and any other funds managed by Torro and/or the Officers in a legally adverse position to each other, notwithstanding any common investment objectives. Subject to their own limitations on competing business ventures, Torro, the Officers, and the Consultants will participate in other ventures, as principles or otherwise, some of which may have the same or similar investment objectives as the Company. Torro and the Officers are currently, and in the future may become, committed to other projects, including without limitation the management of other funds or other entities.

Purchase Agreement Benefits; Closing Costs. Torro will have complete control over the Merchant Receivables pursuant to the Purchase Agreement, and Torro will seek to obtain the maximum benefit possible from its business activities, which could create a direct conflict with the interests of the Company and the Noteholders.

Restructure of Management. The Manager or any Officer may resign at any time, and none of the Manager or Officers have a time commitment or similar obligation to the Company.

Competition by the Company with Other Companies and Activities for Management Services: The Manager and Officers believe that they will have sufficient time to discharge fully their responsibilities to the Company and to other business activities in which they are or may become involved. The Company will not have independent management and will rely on the Manager and Officers for its management and operation. The Manager, the Officers, and the Consultants, however, are engaged in substantial other business activities and the Manager and the Officers will devote only so much of their time to the business of the Company as is reasonably required, in their sole judgment.

Reimbursement Irrespective of Company Profitability: The Manager and the Officers shall be entitled to reimbursement for organizational and operational costs and expenses in connection with the Company's investment objectives and this Offering, regardless of the extent of the Company's profitability. Consequently, such persons may receive recompense irrespective of whether the Company generates revenue or whether Noteholders realize a return on their investments in the Notes.

Legal Representation: Legal counsel to the Manager and the Officers, and certain of their affiliates also may serve as legal counsel to the Company. In the event that any controversy arises following the termination of this Offering in which the interests of the Company appear to be in conflict with those of the Manager, the Officers, or Noteholders, it may be necessary to retain other counsel for one or both of these parties.

Bad Actor Disclosure. The Company is not subject to any disqualification or restrictions based on it or any of its principals having been deemed a "bad actor" under the Securities Act or any related body of law.

(*Signatures on the following page*)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Cameron Montgomery
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Cameron Montgomery
_____
(Name)

Manager
_____
(Title)

 01 / 28 / 2025
_____
(Date)

EXHIBITS

Exhibit A – Promissory Note
Exhibit B – Loan Agreement
Exhibit C – Subscription Agreement
Exhibit D – Purchase Agreement
Exhibit E – Audited Financial Statements